Exhibit 99.1

TRANSLATED FROM HEBREW

Immediate Report of the Distribution of Dividend

Regulation 37 (a) of the Securities Regulations (Immediate and Periodic Reports, 5730 - 1970

1.	We hereby reported that on April 10, 2008, Scailex Corporation Ltd (“The Company”) board of directors resolved to distribute a dividend.

2.	The sum of the dividend to be paid is ILS 150,040,967.

The dividend is at the rate of 3,274% of the issued and paid-up share capital.

3.	The determinant date (cum date): May 5, 2008.

The ex date: May 6, 2008.

The dividend distribution date: May 22, 2008.

4.	The tax rate to be deducted at source

The withholding tax rates of 20% for individuals and 0% for companies shall apply to Israeli residents. The withholding tax rates as required by law shall apply to foreign residents, taking into account the rates prescribed in double tax treaties.

5.	The balance of the Company’s retained earnings, as this term is defined in section 302 of the Companies Act, 5759 – 1999, subsequent to the distribution that is the subject of this report, is the sum of ILS 82,358,000.

6.	Dividend distribution approval proceeding

The distribution was approved by the board of directors, which convened on April 10, 2008, after the board of directors determined that the distribution complies with the legal criteria for a distribution, in conformance with the Companies Act.

7.

Number of entitled security	Dividend to the paid in ILS or in another currency per share	The Payment Currency

1082353	3.93	ILS

8.	The number of dormant shares of the Company that are not entitled to payment of a dividend, and in respect whereof a letter of waiver must be issued to obtain payment of the dividend

5,401,025.

9	If the Company has securities convertible into capital, specify the effect of the dividend distribution on them:

The realization price of 56,000 options shall be reduced by the height of the dividend